SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Asbury Automotive Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

043436104
(CUSIP Number)

Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043436104	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS LIONEYE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 352,010
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 352,010
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 352,010
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 043436104	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS STEPHEN RANERI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 352,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 352,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 352,010
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 043436104	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS ARTHUR ROSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 352,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 352,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 352,010
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 043436104	SCHEDULE 13D/A	Page 5 of 8 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. This is the final amendment to the Schedule 13D and constitutes an "exit" filing.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares reported herein were purchased by the LionEye Capital Management Accounts with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted on Schedule A. The aggregate purchase price of the 352,010 Shares held in the LionEye Capital Management Accounts is approximately $24,310,823, including brokerage commissions.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) - (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 25,382,105 Shares outstanding as of October 21, 2015, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the Securities and Exchange Commission on October 22, 2015.

(i)	LionEye Capital Management:
	(a)	As of the date hereof, 352,010 Shares were held in the LionEye Capital Management Accounts. LionEye Capital Management, as the investment manager of the LionEye Capital Management Accounts, may be deemed the beneficial owner of the 352,010 Shares held in the LionEye Capital Management Accounts.
Percentage: Approximately 1.4%.

	(b)	1.	Sole power to vote or direct vote: 352,010
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 352,010
		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the Shares by LionEye Capital Management through the LionEye Capital Management Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

	(e)	November 6, 2015

(ii)	Messrs. Raneri and Rosen:
	(a)	Each of Messrs. Raneri and Rosen, as a managing member of LionEye Capital Management, may be deemed the beneficial owner of the 352,010 Shares held in the LionEye Capital Management Accounts.
Percentage: Approximately 1.4%.

CUSIP No. 043436104	SCHEDULE 13D/A	Page 6 of 8 Pages

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 352,010
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 352,010

(c)	None of Messrs. Raneri or Rosen has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of the LionEye Capital Management Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(e)	November 6, 2015

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares beneficially owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP No. 043436104	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 2015

LionEye Capital Management LLC

By:	/s/ Stephen Raneri
Name:	Stephen Raneri
Title:	Managing Member

/s/ Stephen Raneri
Stephen Raneri

/s/ Arthur Rosen
Arthur Rosen

CUSIP No. 043436104	SCHEDULE 13D/A	Page 8 of 8 Pages

SCHEDULE A

Transactions in the Shares

This Schedule sets forth information with respect to each purchase and sale of the Shares that were effectuated during the past 60 days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These Shares were purchased in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale	Price Range ($)
10,795[1]	81.15	10/1/2015
(10,795)[1]	81.15	10/1/2015
(18,311)	85.00	10/5/2015	84.3883-85.5321
(3,300)	85.03	10/6/2015
(4,286)	83.96	10/7/2015	83.5294-84.3088
(27,156)	84.59	10/8/2015	84.1400-84.6400
(16,515)	84.53	10/9/2015	84.3371-84.7117
(5,128)	84.84	10/12/2015	84.5200-84.8400
(26,000)	84.02	10/15/2015	84.0015-84.0400
(5,000)	87.50	10/20/2015
31,280	81.84	10/21/2015	77.0730-83.9917
(7,280)	78.69	10/21/2015	78.4094-79.0050
(75,709)	80.08	10/22/2015	79.6183-81.4061
(1,250)	80.42	10/26/2015
(2,431)	80.41	10/28/2015
(6,225)	79.33	10/30/2015	79.0090-79.6854
(19,028)	80.05	11/2/2015
(86,643)	80.24	11/3/2015	79.8100-80.8246
(33,202)	81.03	11/4/2015	80.8519-81.3137
(34,300)	80.49	11/5/2015	80.3950-80.5500
(1,886,768)	77.50	11/6/2015	77.5000-80.2750

1 Represents a cross trade of shares between funds and/or accounts.